[Husch Blackwell LLP Letterhead]

April 18, 2018

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington DC 20549

Attention: Mr. Edward P. Bartz

Re:	Tortoise Energy Infrastructure Corporation (the “Company”)
File Numbers 811-21462 and 333-209946

To the Commission:

On March 2, 2018, the Company filed with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to its shelf Registration Statement on Form N-2 under the Securities Act of 1933 (the “Registration Statement”).  The Company received oral comments from Edward P. Bartz of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company’s response to those comments.   The Company has simultaneously filed another post-effective amendment to the Registration Statement to respond to the comments.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

Prospectus

Cover Page

1.             Comment:The heading of the cover page indicates that the Company may offer debt securities.  Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

                Response: The Company hereby represents that it will not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Company

2.             Comment:Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

                Response:          The Company hereby confirms that concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Prospectus Summary – Principal Investment Policies (page 3)

3.             Comment:The first paragraph of this section states that the Company invests “primarily in energy infrastructure companies organized in the United States.”  Please explain to us whether investing in foreign or emerging market companies is a principal investment strategy of the Company and if so, please provide appropriate disclosure in the discussion of the principal investment policies and principal risks.

                Response:The Company hereby confirms that investing in foreign companies, including emerging market companies, is not a principal investment strategy of the Company.

4.             Comment:The last sentence of the first bullet point states, “Investments in private companies that do not have any publicly traded shares or units are limited to 5% total assets.”  Please clarify in that paragraph whether the 5% limit refers to each individual company investment or whether the aggregate of all private company investments are limited to 5% of total assets.

                Response:          The disclosure has been revised on page 3 and on page 26 to clarify that the aggregate of all private company investments are limited to 5% of our total assets.

5.             Comment:Please describe any maturity policy the Company has with respect to its investments in debt securities, or if, not please so state in the prospectus.

                Response:          The disclosure has been revised on page 3 and on page 26 to confirm that the Company does not currently have any specific maturity policy with respect to its investments.

Prospectus Summary – Company Risks – Equity Securities Risk (page 6)

6.             Comment: The second paragraph of this section describes the risks of investing in “smaller companies.” Please provide a separate risk in this section, and in the Company Risks section.

                Response:          The disclosure has been revised as requested to include a separate risk for investment in “smaller companies” in the Prospectus Summary and in the Company Risks section.

Prospectus Summary – Company Risks – Hedging Strategy Risk (page 6)

7.             Comment:Please explain to us how the Company’s derivative investments are valued for purposes of the Company’s policy of investing at least 90% of its total assets in the securities of energy infrastructure companies, and confirm to us that the notional value of the Company’s derivative investments is not used for purposes of calculating compliance with this 90% policy.

In addition, please explain to us how the Company’s derivatives are valued for purposes of calculating Managed Assets, which are used to calculate the Management Fee as disclosed in the fee table, and confirm to us that the notional value of the Company’s derivatives is not used for purposes of calculating Managed Assets.

                Response:          The Company’s derivative instruments are valued by a third party valuation firm for purposes of the Company’s 90% policy and for purposes of calculating Managed Assets.  Notional value is not used for purposes of calculating compliance with the Company’s 90% policy or for purposes of calculating Managed Assets.

Investment Objective and Principal Investment Strategies – Covered Call Options Strategy (page 31)

8.             Comment:Please explain to us whether covered call options strategy is a principal investment strategy of the Company and if so, please provide appropriate disclosure in the discussion of the principal investment policies and principal risks.

                Response:          The Company hereby confirms that covered call options strategy is not a principal investment strategy of the Company.

Leverage – Annual Expenses Table (page 38)

9.             Comment:Please modify the formatting of the table on page 38 to distinguish from the Annual Expenses table required by Form N-2 and that appears on page 10 of the prospectus.  Modifications may be made by changing the heading, format or font of the table.

                Response:          The heading of the table has been revised to clarify that the annual expenses provided on page 38 are as of a percentage of Managed Assets.

Part C – Exhibit List

10.           Comment:Please include forms of prospectus supplements for common stock, preferred stock and debt offerings.

                Response:          The forms of prospectus supplements were filed with the Company’s  registration statement on Form N-2, filed on March 4, 2016 and have been incorporated by reference into this post-effective amendment.

11.           Comment:Please confirm the Company will file an updated auditor’s consent.

                Response:          An updated auditor’s consent has been filed with the revised post-effective amendment.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As you are aware, the Company would like to have the Registration Statement declared effective as soon as possible. Please feel free to contact the undersigned at 423-755-2662 or Steve Carman at 512-370-3451 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:          Steven F. Carman